Lazard World Dividend & Income Fund, Inc.

Sub-Item 77C (Matters submitted to a vote of security holders.)

The Annual Meeting of Stockholders was held on April 26, 2013, to vote on the following proposal. The proposal received the required number of votes of stockholders and was adopted.

Election of the following Directors:
Three Class I Directors (Charles L. Carroll,
Leon M. Pollack, and Robert M. Solmson) each to serve for a three-year term expiring at the 2016 Annual Meeting and/or until his successor is duly elected and qualified.

Director		    For		Withhold Authority
Charles L. Carroll	6,356,307 	100,663
Leon M. Pollack		6,361,920	 95,050
Robert M. Solmson	6,359,191	 97,779